UNITED STATES                           OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION        OMB Number:  3235-0058
                  Washington, D.C. 20549
                                                  Estimated average burden
                                                  Hours per respnse .....2.50

                  FORM 12b-25                     SEC FILE NUMBER
                                                     0-23382
          NOTIFICATION OF LATE FILING
                                                  CUSIP NUMBER
                                                     892916
(Check One):  X Form 10-K  __From 20-F  __Form 11-K  __From 10-Q __  Form N-SAR
          For Period Ended:  December 31, 1997
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: __________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be contrued to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART 1- REGISTRANT INFORMATION
_______________________________________________________________________________
Full Name of Registrant
TRANS GLOBAL SERVICES, INC.
_______________________________________________________________________________
Former Name if Applicable
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)
1393 Veterans Memorial Highway, Hauppauge, NY 11788
_______________________________________________________________________________
City,State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

    (a) The reasons descrived in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
X filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountan's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Company has not yet received audited financial statements from its independent accountants.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
         GLEN R. CHARLES             516  724-0006
         -----------------------------------------
(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 Months (or for such shorter) period that the registrant was required to file such reports) been filed: If answer is
    no, identify reports(s).                              X Yes         No
_______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes      X No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
_______________________________________________________________________________
              TRANS GLOBAL SERVICES, INC.
             ----------------------------
       (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 30, 1998                      By: Glen R. Charles
      --------------------------------          ---------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorizded representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT A


                             MOORE STEPHENS, P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS
                        340 NORTH AVENUE EAST, SUITE 6
                       CRANFORD, NEW JERSEY  07016-2461


                                                       March 30, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

We are retained by Trans Global Services, Inc. and Subsidiaries [the "Company"] as independent certified public accountants to report on the financial statements at December 31, 1997 and for the fiscal years then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Due to the extensive period of time and the related delay in developing data for the financial statements, we will not have sufficient time to complete our audit by March 31, 1998 which is the required filing date for the Company's annual report, without unreasonable effort and expense.





                                                       Very truly yours,

                                                       MOORE STEPHENS, P.C.